SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172406100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

Zvi Rhine

Sabra Capital Partners, LLC

2301 E. Ontario Street, Suite 2301

Chicago, Illinois 60611

(847) 414-4371

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 172406100	Page 2 of 7 Pages

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,530,398
	8	Shared voting power 0
	9	Sole dispositive power 6,530,398
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,530,398
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.4%(1)
14	Type of reporting person (see instructions) IN

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 3 of 7 Pages

1	Name of reporting person Sabra Investments, LP
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,122,500 (including warrants to acquire 52,500 shares)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,122,500 (including warrants to acquire 52,500 shares)
11	Aggregate amount beneficially owned by reporting person 1,122,500 (including warrants to acquire 52,500 shares)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.5%(1)
14	Type of reporting person PN

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 4 of 7 Pages

1	Name of reporting person Sabra Capital Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 74,000
	9	Sole dispositive power 0
	10	Shared dispositive power 74,000
11	Aggregate amount beneficially owned by reporting person 74,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%(1)
14	Type of reporting person OO

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 5 of 7 Pages

1	Name of reporting person Mr. Zvi Rhine
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 500,350 (including warrants to acquire 26,250 shares)
	8	Shared voting power 0
	9	Sole dispositive power 500,350 (including warrants to acquire 26,250 shares)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by reporting person 500,350 (including warrants to acquire 26,250 shares)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%(1)
14	Type of reporting person IN

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 6 of 7 Pages

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned reporting persons (collectively, the “Reporting Persons”) hereby amend their statement on Schedule 13D dated June 3, 2015 (the “Schedule 13D”) regarding the Class A Common Stock, par value $0.001 per share, of Cinedigm Corp., a Delaware corporation (the “Company”). This statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no other changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 9, 2015, the Reporting Persons issued a press release regarding the Company (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5.I.(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) Since the filing of the Schedule 13D, the Chez Reporting Person has not entered into any transactions in the Common Stock.

Item 5.II.(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) Since the filing of the Schedule 13D, none of the Sabra Reporting Persons have entered into any transactions in the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1    Press Release dated June 9, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 9, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

SABRA INVESTMENTS, LP
by Sabra Capital Partners, LLC, its general partner

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

SABRA CAPITAL PARTNERS, LLC

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine